UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report:  October 20, 2006
(Date of earliest event reported)

Inland Retail Real Estate Trust, Inc.
(Exact name of registrant as specified in the charter)

Maryland	000-30413	6-42466553
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

2901 Butterfield Road
Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

(630) 218-8000
(Registrant’s telephone number including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing in intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01               Entry into a Material Definitive Agreement.

                On October 20, 2006, Inland Retail Real Estate Trust, Inc. (“IRRETI”), a Maryland corporation, Developers Diversified Realty Corporation, an Ohio corporation (“DDR”) and DDR IRR Acquisition LLC, a Delaware limited liability company (“MERGER SUB”) entered into an Agreement and Plan of Merger (the “MERGER AGREEMENT”). Under the Merger Agreement, IRRETI will merge with and into Merger Sub (the “MERGER”), with Merger Sub continuing after the merger as the surviving entity and as a subsidiary of DDR.

                At the effective time of the Merger, (i) each outstanding share of common stock, par value $0.01 per share, of IRRETI (“IRRETI COMMON STOCK”) will be converted into the right to receive $14 in cash without interest  plus an amount equal to $0.069167 multiplied by the quotient of: (a) the number of days between the last day of the last month for which IRRETI paid a full monthly dividend, and the closing date of the Merger, over (b) the number of days in the month in which the closing occurs, without interest, subject to adjustment in certain circumstances (the “MERGER CONSIDERATION”). DDR may at its option elect to issue up to $4 of the per share of the Merger Consideration in the form of common shares of DDR, no par value (“DDR COMMON STOCK”), which DDR Common Stock valuation will be based on the 10-day average closing price of DDR Common Stock two days prior to the IRRETI stockholders’ meeting to approve the Merger Agreement (a “STOCK ELECTION”). DDR may make a Stock Election up to 15 days prior to the IRRETI stockholders’ meeting. DDR may revoke a Stock Election at any time so long as such revocation would not make it reasonably necessary to delay IRRETI’s stockholders’ meeting for more than 10 business days.

                Each outstanding and unexercised option of to purchase IRRETI Common Stock will be fully accelerated and converted into the right to receive cash equal to the product of (a) the excess, if any, of $14 over the exercise price of the option, and (b) the number of shares of IRRETI Common Stock issuable pursuant to the unexercised portion of such option.

                IRRETI has agreed to use its reasonable best efforts to cause each outstanding warrant to purchase IRRETI Common Stock to be either exercised and cancelled in accordance with the terms of the warrant, or to have the warrant holder agree to receive the product of (a) the excess, if any, of $14 over the exercise price of the warrant, and (b) the number of shares of IRRETI Common Stock subject to the warrant in exchange for cancellation of such warrant.

                Each share of restricted stock of IRRETI will be fully accelerated and the contractual restrictions thereon will terminate.

                The Merger Agreement has been unanimously approved by the Board of Directors of DDR, and has been unanimously approved by the Board of Directors of IRRETI, with two IRRETI related party directors recusing themselves.

MATERIAL TERMS OF THE MERGER AGREEMENT

                The following is a summary of the material terms of the Merger Agreement.  Attached to this Form, 8-K as Exhibit No. 2.1 is a copy of the Merger Agreement, which is incorporated into this filing in its entirety. The following is not a complete summary of the terms of the Merger Agreement and IRRETI encourages its investors and security holders to review the attached Merger Agreement and the proxy statement/prospectus which DDR and IRRETI expect to file with the Securities and Exchange Commission regarding the Merger.

STRUCTURE

                The Merger Agreement requires the closing of the Merger to occur within two business days after all of the closing conditions have been satisfied, unless the parties mutually agree to hold the closing at a later date.  IRRETI expects the Merger to be consummated shortly after the IRRETI shareholders’ meeting to approve the Merger, which IRRETI expects to occur in the first quarter of 2007.

                IRRETI has agreed that, if directed by DDR, it will enter into one or more real estate purchase agreements pursuant with DDR or its designee, pursuant to which DDR or the designee would purchase certain real estate assets and/or equity interest from IRRETI. The closing of the asset sales would occur immediately prior to the effective time of the Merger.

                IRRETI has also agreed to immediately suspend IRRETI’s Distribution Reinvestment Plan, Employee Stock Purchase Plan and Share Repurchase Program.  These plans will thereafter be terminated by IRRETI, as of the effective time of the Merger.

REPRESENTATIONS AND WARRANTIES

                    The Merger Agreement contains customary representations and warranties of IRRETI regarding certain aspects of its business and properties and other matters pertaining to the Merger. Representations by IRRETI include those relating to organization, power and authority, capitalization, subsidiaries and other interests, non-contravention and regulatory approvals, legal compliance, financial reports and regulatory filings, absence of certain changes, absence of undisclosed liabilities, litigation, taxes, employee benefit plans, properties, material contracts, labor relations, environmental matters, the opinion of IRRETI’s financial advisor, brokers, vote required, insurance, the Investment Company Act of 1940, takeover provisions, affiliate transactions and the proxy statement/prospectus.

                    The Merger Agreement also contains customary representations and warranties of DDR and Merger Sub regarding various matters pertinent to the Merger. Representations by DDR include those relating to organization, power and authority, capitalization, non-contravention and regulatory approvals, legal compliance, financial reports and regulatory filings, absence of undisclosed liabilities, absence of certain changes, litigation, brokers, taxes, vote required, the Investment Company Act of 1940, takeover provisions, sufficiency of consideration, properties, the proxy statement/prospectus, the authorization to issue DDR Common Stock and the Merger Sub.

                    The Merger Agreement contains representations and warranties that the parties have made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

INTERIM COVENANTS

                    In the Merger Agreement, IRRETI has agreed that it will, and will cause its subsidiaries to, and will use reasonable best efforts to cause certain non-subsidiary entities related to IRRETI to, conduct their respective operations in the ordinary course consistent with past practice, and to use all reasonable efforts, generally consistent with past practices and policies, to preserve intact its present business organization and its relationships with officers, employees and others having business dealings with it.  IRRETI has agreed that it will use its reasonable best efforts to preserve its status as a REIT. IRRETI has also agreed not to and not to permit any of its subsidiaries to undertake certain extraordinary actions without the prior consent of DDR, including among others those relating to share and option issuances and purchases, acquisitions of assets, dispositions of assets or entry into leases beyond certain thresholds, and expenses and capital expenditures (which are budgeted). IRRETI has also agreed not to and not to permit any of its subsidiaries to, and will use reasonable best efforts to cause certain non-subsidiary entities related to IRRETI not to, amend its organizational documents, issue securities (with certain exceptions), change its corporate or capital structure, make certain changes to employment relationships or benefit plans, dispose of or purchase real or personal property of large value, incur debt, enter into business combinations, pay material obligations outside of the ordinary course, enter into agreements limiting IRRETI’s ability to compete, enter into a new line of business, amend tax elections or tax returns, change insurance policies, change its accounting methods, enter into, modify or terminate material contracts, take any actions which would result in the breach of a representation or warranty, or the failure of a condition, contained in the Merger Agreement, engage in certain affiliate transactions, settle litigation, or permit any IRRETI transaction or property to be subject to a participation agreement.

                    DDR has also agreed not to and not to permit any of its subsidiaries to take certain actions without the prior consent of IRRETI, including any actions that would be reasonably likely to result in any of the conditions to the Merger not being satisfied or materially and adversely affecting DDR’s’ ability to consummate the Merger, or agreeing to do any of the forgoing.

                    In general, expenses will be borne by the party incurring them.  IRRETI will bear the expenses in connection with the proxy statement/prospectus and the IRRETI’s shareholders’ meeting.  DDR will bear the expenses in connection with the S-4 registration statement and the DDR’s shareholders’ meeting relating to the issuance of DDR Common Stock in the Merger.

NO SOLICITATION

                    IRRETI has agreed that it will not, directly or indirectly, through representatives or otherwise (i) solicit, knowingly encourage, initiate or participate in any negotiations, inquiries or discussions with respect to any Acquisition Proposals (defined below), (ii) withdraw, modify or amend the IRRETI Board’s recommendation to IRRETI’s shareholders in favor of the Merger and the Merger Agreement; or (iii) enter into or execute any agreement relating to an Acquisition Proposal; other than with respect to the Merger, or as otherwise permitted by the Merger Agreement.  IRRETI will immediately terminate all discussions of all acquisition offers other than with respect to the Merger.

                    In response to a bona fide, unsolicited, written Acquisition Proposal from a third party (that does not result from a breach of the no solicitation provision of the Merger Agreement), the board of directors of IRRETI and the Board’s subcommittee may, and may authorize and permit its representatives to, prior to the receipt of IRRETI shareholders’ approval of the Merger: (i) enter into an agreement to implement a Superior Proposal (as defined below), or (ii) provide such third party with information or participate in discussions with the third party, so long (a) as the IRRETI Board determines in good faith, after consultation with independent outside counsel, that failure to do so would be a violation of applicable law, (b) the IRRETI Board determines in good faith after consultation with independent financial advisors that the Acquisition proposal is reasonably likely to constitute a Superior Proposal, (c) the third party has entered into a confidentiality agreement, and (d) IRRETI complies with all procedures pertinent to these non-solicitation restrictions.

                    Before furnishing information to or participating in negotiations with any proposing third party, IRRETI has agreed to notify DDR as soon as practicable (but in any event within 48 hours) if it receives any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to IRRETI’s properties, books or records by any person or entity that informs IRRETI that it is considering making, or has made, an Acquisition Proposal. IRRETI has also agreed to set forth in reasonable detail the terms of any proposed agreement relating to, and the identity of the maker of, any Acquisition Proposal as well as copies of any proposed agreement relating to the Acquisition Proposal. If the Acquisition Proposal is determined to be a Superior Proposal, IRRETI will, within 48 hours, provide DDR with copies of any proposed agreement relating to the Acquisition Proposal as well as any other information provided to the proposing third party and will, within 48 hours, notify DDR in writing of any oral or written changes to the terms and conditions of any Acquisition Proposal.

                    Before accepting a Superior Proposal, IRRETI will afford DDR a 48-hour period in which to negotiate modifications to the Merger Agreement, such that the Acquisition Proposal no longer constitutes a Superior Proposal.

                    The IRRETI Board will not withdraw or modify, or propose to withdraw or modify, in a manner adverse to DDR, its approval and recommendation of the Merger and the Merger Agreement, unless, in connection with a pending Superior Proposal (a) the IRRETI Board determines in good faith, after consultation with outside legal counsel, that it must take such action to comply with its fiduciary duties to its stockholders imposed by applicable law, (b) IRRETI notifies DDR of its decision to withdraw or modify its recommendation, and (c) thereafter, the IRRETI Board, after offering DDR the opportunity to make commercially reasonable adjustments to the terms of the Merger Agreement, and after negotiating any such adjustments, concludes that an Acquisition Proposal could result on a Superior Proposal.

                    An “ACQUISITION PROPOSAL” means any inquiry, offer or proposal from a third party regarding any of the following involving IRRETI or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction in which the other party thereto or its stockholders will own 20% or more of the combined voting power of the surviving entity resulting from any such transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of IRRETI and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of IRRETI Common Stock or the filing of a registration statement in connection therewith; (iv) any other transaction or series of related transactions pursuant to which any third party proposes to acquire control of assets of IRRETI and its subsidiaries having a fair market value of at least 20% of the fair market value of all of their assets, taken as a whole, immediately prior to such transaction; or (v) any public announcement of such a transaction.

                    A “SUPERIOR PROPOSAL” means any bona fide written Acquisition Proposal which (i) in the good faith judgment of the IRRETI Board, is reasonably likely to be consummated, and (ii) a majority of the IRRETI Board determines, in their good faith judgment after consultation with independent financial advisors of nationally recognized reputation and taking into account all of the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, to be more favorable and provide greater value to IRRETI’s stockholders from a financial point of view (which determination may take into account legal matters) than as provided in the Merger Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the IRRETI Board; provided that for purposes of this definition the references in the definition of Acquisition Proposal to “20%” shall be deemed to be references to “66-2/3%.”

CONDITIONS TO CLOSING

                The obligations of the parties to complete the Merger are subject to the following conditions:

•                  Approval of the Merger Agreement by IRRETI shareholders;

•                  Absence of any statute, rule, regulation, judgment, decree, injunction or order precluding the consummation of the Merger;

•                  Receipt of governmental and regulatory approvals required to complete the Merger; and

•                  If DDR has made a Stock Election, the effectiveness of a registration statement covering the DDR Common Stock to be issued in the Merger and the approval of NYSE listing for those shares.

                The obligations of DDR and Merger Sub to complete the Merger are further conditioned on:

•                                          Accuracy of representations and warranties of IRRETI (subject to materiality standards in the Merger Agreement);

•                                          Compliance in all material respects by IRRETI with its covenants and agreements under the Merger Agreement;

•                                          Attainment by IRRETI of all required consents to the Merger;

•                                          Receipt by DDR of a FIRPTA certificate;

•                                          Absence of any event reasonably likely to have a material adverse effect on IRRETI;

•                                          Receipt by DDR of evidence that holders of at least 70% of IRRETI’s outstanding warrants have either exercised the warrants or have agreed to receive $14 per share covered by such warrants (less an amount per share representing the exercise price of such warrants) in place of such warrants; and

•                                          Receipt of a tax opinion regarding IRRETI’s REIT status.

                The obligations of IRRETI to complete the Merger are further conditioned on:

•                                          Accuracy of representations and warranties of DDR and Merger Sub (subject to materiality standards in the Merger Agreement);

•                                          Compliance in all material respects by DDR with its covenants and agreements under the Merger Agreement;

•                                          Absence of any event reasonably likely to have a material adverse effect on DDR.

TERMINATION

                The Merger Agreement can be terminated at any time prior to completion of the Merger by mutual consent and in the following circumstances:

•                                          by either party, if the Merger has not been completed by the date that is six months after the signing date of the Merger Agreement, unless the failure to complete the Merger by that date is due to the failure of the party seeking termination to comply with the Merger Agreement;

•                                          by either party, if a governmental entity has issued a, final, nonappealable order, decree or injunction making the Merger illegal or permanently prohibiting the consummation of the Merger;

•                                          by DDR, if (i) the IRRETI board has withdrawn, conditioned  to qualify its recommendation of the Merger, or proposed publicly to do so; (ii) DDR requests that the IRRETI board publicly reconfirm its recommendation of the Merger but the IRRETI board fails to do so within 15 business days; (iii) the IRRETI board has approved or recommended an Acquisition Proposal; or (iv) IRRETI enters into a definitive agreement with respect to an Acquisition Proposal;

•                                          by either party if IRRETI shareholders do not approve the Merger; provided that IRRETI cannot terminate for this reason if it breaches its obligations to recommend the Merger Agreement or its obligations related to timely calling the shareholders meeting;

•                                          by either party on 30 days prior notice, if there is a material breach of the Merger Agreement by the other party that would cause the failure of any of the closing conditions described above, provided that such party cannot terminate if the other party’s breach is curable within 30 days and the other party uses its reasonable best efforts to cure; or

•                                          by IRRETI, if it has approved and entered into a Superior Proposal before the IRRETI stockholders’ meeting, but only if prior to terminating (a) IRRETI has provided DDR with five business days advance notice in writing of its intent to terminate, (b) IRRETI has negotiated in good faith with DDR to revise the Merger Agreement so that the competing Acquisition Proposal is no longer a Superior Proposal and, in determining whether the competing Acquisition Proposal is a Superior proposal, has considered any amendments to the Merger Agreement proposed by DDR, and (c) IRRETI has paid DDR the Break-Up Fee described below.

BREAK-UP FEE

                    In the event that the Merger Agreement is terminated under the circumstances described below, IRRETI will be obligated to pay DDR a termination fee equal to $80 million (the “BREAK-UP FEE”) plus DDR’s expenses.  If receipt of the Break-Up Fee would cause DDR to no longer qualify as a REIT, a portion of the Break-Up Fee will be placed in escrow and would ultimately be forfeited if DDR is not, by December 31, 2011, able to receive the fee and maintain its REIT status.  For the purposes of determining whether IRRETI must pay the Break-Up Fee or DDR’s expenses (as described below), all references in the definition of “Acquisition Proposal” to “20%” are replaced with “50%.”

                    DDR is entitled to the Break-Up Fee, plus DDR’s expenses, if the Merger Agreement is terminated because:

•                  DDR terminates because:

•                                          The IRRETI Board has withdrawn, conditioned  to qualify its recommendation of the Merger, or proposed publicly to do so;

•                                          DDR requests that the IRRETI Board publicly reconfirm its recommendation of the Merger but the IRRETI Board fails to do so within 15 business days;

•                                          the IRRETI Board has approved or recommended an Acquisition Proposal; or

•                                          IRRETI enters into a definitive agreement with respect to an Acquisition Proposal;

•                                          IRRETI terminates in order to accept a Superior Proposal.

                    IRRETI must also pay the Break-Up Fee, plus DDR’s expenses, if IRRETI has received an Acquisition Proposal, and then the Merger Agreement is terminated:

•                                          By either party because six months have passed since the Merger Agreement was signed, or because IRRETI’s shareholders have not approved the Merger, or

•                                          By DDR because IRRETI materially breached the Merger Agreement such that a closing condition would not be satisfied; and

thereafter, IRRETI receives an Acquisition Proposal, and consummates such Acquisition Proposal, within 12 months after such termination.

                    IRRETI must pay DDR’s expenses, up to $20 million, if the Merger Agreement has been terminated because:

•                                          IRRETI shareholders did not approve the Merger; or

•                                          IRRETI materially breached the Merger Agreement such that a closing condition would not be satisfied.

                    DDR must pay IRRETI’s expenses, up to $10 million, if the Merger Agreement has been terminated because DDR materially breached the Merger Agreement such that a closing condition would not be satisfied.

                This Form 8-K filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our management’s current views with respect to future events and financial performance. The words “believes”, “expects”, “anticipates”, “estimates”, and similar words or expressions are generally intended to identify forward-looking statements.  Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to, changes in general economic conditions, adverse changes in real estate markets as well as other risks and uncertainties included from time to time in IRRETI’s filings with the Securities and Exchange Commission.

                This filing does not constitute an offer of any securities for sale. In connection with the proposed transaction, DDR and IRRETI expect to file a proxy statement/prospectus as part of a Registration Statement regarding the proposed Merger with the SEC. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about DDR and IRRETI and the proposed Merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by DDR and IRRETI with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from DDR and IRRETI by directing such request to: Developers Diversified Realty Corporation, Attention: Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122 or Inland Retail Real Estate Trust, Inc., Attention: Investor Relations, 2901 Butterfield Road, Oak Brook, Illinois 60523. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the Merger.

                DDR and IRRETI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of IRRETI in connection with the Merger. Information about DDR and its directors and executive officers, and their ownership of DDR’s securities, is set forth in the proxy statement for the 2006 Annual Meeting of Stockholders of DDR, which was filed with the SEC on April 3, 2006. Information about IRRETI and its directors and executive officers, and their ownership of IRRETI securities, is set forth in the proxy statement for the 2006 Annual Meeting of Stockholders of IRRETI, which was filed with the SEC on October 14, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available. As a result of the proposed Merger, IRRETI does not intend to hold an annual stockholder meeting and instead will hold a special meeting to vote on the proposed Merger.

Item 8.01               Other Events

                On October 23, 2006, Inland Retail Real Estate Trust, Inc. issued a press release which is incorporated into this filing in its entirety, and a copy of which is attached to this Form 8-K as Exhibit No. 99.1.

                In connection with the transactions contemplated by the Merger Agreement, IRRETI will immediately suspend, and will not reinstate, IRRETI’s Distribution Reinvestment Plan, Employee Stock Purchase Plan and Share Repurchase Program, and IRRETI will no longer allow any participants in the Distribution Reinvestment Plan and Employee Stock Purchase Plan to purchase any shares of IRRETI Common Stock pursuant to such plans and IRRETI will not repurchase any shares pursuant to the Share Repurchase Plan effective as of the date hereof.  IRRETI will then terminate these plans as of the effective time of the Merger.

Item 9.01               Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan and Merger, dated October 20, 2006
99.1	Press Release dated October 23, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INLAND RETAIL REAL ESTATE TRUST, INC.

By:	/s/ Barry L. Lazarus
Name:	Barry L. Lazarus
Title:	Chief Executive Officer and President
Date:	October 24, 2006

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan and Merger, dated October 20, 2006
99.1	Press Release dated October 23, 2006